SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of APRIL , 2004.
                                          -----   ----

                              IMA EXPLORATION INC.
                   -------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------           ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes               No      X
                                 ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------
                                           (Registrant)

Date   April 13, 2004                      By  /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           (Signature)
                                           Joseph Grosso,
                                           President & CEO

                                 BC FORM 53-901F

                                    (FORM 27)

                                 SECURITIES ACT


                             MATERIAL CHANGE REPORT

              SECTION 85(1) OF THE SECURITIES ACT, BRITISH COLUMBIA
                          (THE "BRITISH COLUMBIA ACT")
        SECTION 118(1) OF THE SECURITIES ACT, ALBERTA (THE "ALBERTA ACT")
        SECTION 75(2) OF THE SECURITIES ACT, ONTARIO (THE "ONTARIO ACT")


1.       REPORTING ISSUER

         The full name of the Issuer is IMA Exploration Inc. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6
         Phone:  (604) 687-1828

2.       DATE OF MATERIAL CHANGE

         April 13, 2004

3.       PRESS RELEASE

         A press release dated April 13, 2004 was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         Please see attached news release.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         Please see attached news release.

6. RELIANCE ON SECTION 85(2) OF THE BRITISH COLUMBIA ACT, SECTION 118(2) OF THE ALBERTA ACT AND SECTION 75(3) OF THE ONTARIO ACT

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       SENIOR OFFICER

         The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

         Joseph Grosso
         President & CEO
         Phone:  (604) 687-1828

9.       STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 13th day of April, 2004.




                                                  /s/ Joseph Grosso
                                                  ------------------------------
                                                  Joseph Grosso, President & CEO

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------


NEWS RELEASE                                                      APRIL 13, 2004

                IMA RELEASES FINAL RESULTS FROM PHASE I DRILLING
             ON GALENA HILL TARGET - RESOURCE CALCULATION UNDERWAY

IMA EXPLORATION INC. (IMR-TSX.V, IMXPF-OTC.BB) is pleased to announce the final results from the recently completed Phase I drill program on IMA'S 100% OWNED NAVIDAD PROJECT. The final drill holes reported here, 41 to 53, are all from the Galena Hill target where Snowden Mining Industry Consultants Inc. has been contracted by IMA to calculate a silver-lead resource. Results from this first ever resource calculation on the Navidad project are expected in early May.

Highlights from the current Galena Hill drilling  include:

        - 26.9M OF 355.4 G/T SILVER AND 5.34% LEAD FROM HOLE 45
        - 80.2M OF 254.7 G/T SILVER IN HOLE 50
        - 46.1M OF 270.6 G/T SILVER IN HOLE 52
        - 90.6M OF 177.8 G/T SILVER AND 5.33% LEAD IN HOLE 44
        - 113.2M OF 150.8 G/T SILVER AND 1.98% LEAD IN HOLE 42

An 8,000 to 10,000m Phase II drill program is expected to commence in the next few weeks,. This program will focus on testing known mineralization at Navidad Hill, Barite Hill, and Calcite Hill, all located within a 5.8 km mineralized trend that includes Galena Hill. In addition, Phase II drilling will further test the "Connector Zone" which has recently been indicated by drilling between Navidad and Galena hills and the Esperanza Trend and confirmed in drill hole 25 (see press release dated March 3, 2004). The Esperanza Trend is estimated to be 5 - 6 km long and runs approximately parallel to the Navidad 5.8 km mineralized trend.

Crews are presently on the project completing an expanded grid soil sampling program, additional pole-dipole IP and detailed mapping and sampling of areas to be drilled in the upcoming phase II drill program.

An updated summary of drill hole results and locations is available on IMA's website (www.imaexploration.com), as is a summary of the Company's rigorous quality-control and quality-assurance procedures. Dr. Paul Lhotka is IMA's Qualified Person for the Navidad project and has overseen all aspects of the current program.

UPCOMING TARGETS

At Navidad Hill, 8 drill holes have been previously drilled, testing approximately 80 metres of the 475 metre mineralized strike length. Previous results included 83.7m at 246.9 g/t silver in hole NV03-07 and 68.6m of 274.5 g/t silver in hole NV03-08. Continued drilling will test the strike extension of this zone both to the northwest and southeast.

At Barite Hill, mapping and rock chip sampling have defined significant galena matrix breccia over an area approximately 700m long by 300m wide. Previously reported results include a length-weighted average of 109 g/t silver and 4.73% lead from 67 measured chip samples. It is interpreted that Barite hill may host a similar style silver-lead deposit to that at Galena Hill.

The Esperanza Trend is a linear geophysical anomaly that shows up as a chargeability high, resistivity high, magnetic high, and a gravity high. It has been tested by one drill hole to date, NV04-25, which returned 7.95m of 303.4 g/t silver. The Esperanza Trend has been traced for a strike length of approximately 5 - 6 kilometres by geophysics to date.

Calcite hill is the location of a strong silver and lead in soils anomaly that has not yet been explained by mineralized outcrop. This silver-lead+/-copper anomaly is approximately 400m by 200m in size as defined by greater than 2.1 g/t silver in soil samples. The area is underlain by volcanic rock similar to that which hosts mineralization at Navidad and Galena Hills.

TECHNICAL SUMMARY

Drill holes NV04-41 to 53 were drilled at Galena hill in order to increase the density of drill hole data to allow the calculation of a silver-lead resource. With these holes, the central portions of the Galena Hill deposit have now been drilled at approximately 80 to 100 metre centers. A representative from Snowden recently completed the required site visit to the Navidad Project to perform the NI 43-101 compliant resource estimate for Galena Hill.

All holes encountered the expected stratigraphy and intersected the mineralized volcanic sequence that hosts the Galena Hill Deposit. Results from these holes are tabulated below. To date, 8853 metres of HQ core has been drilled at the Navidad Project, 4802 samples have been assayed from this core encompassing 7918.7 metres of drill core. The remaining 934.3 metres of unsampled core is predominantly unmineralized basement volcaniclastic rock. All holes have now been surveyed by a professional surveyor and precise collar coordinates are now posted on IMA's web-site.

In total, 35 drill holes have now been drilled into the Galena Hill deposit. These holes define a silver-lead deposit approximately 400 metres long by approximately 300 metres wide with thickness varying from 30 to 120 metres. Grade distributions show a zone of high-grade silver values with lesser copper and relatively lower lead values along the northeastern boundary of the deposit; this area is interpreted to be the source or feeder zone for mineralizing fluids which created the deposit. Moving to the southwest from this feeder zone, lead:silver ratios increase and are interpreted as more distal portions of the deposit.

Table 1: Results from drill holes NV04-41 to NV04-53 at Galena Hill

----------------------------------------------------------------------------------------------------------------
DRILL HOLE           LENGTH        FROM          TO       INTERSECTION    G/T SILVER      % COPPER        % LEAD
                    (METRES)     (METRES)     (METRES)      (METRES)         (LWA)          (LWA)          (LWA)
================================================================================================================
NV04-41               145.2        58.10       129.00         70.90           78.5          0.08            0.33
================================================================================================================
NV04-42               187.9        48.35       161.55        113.20          150.8          0.03            1.98
   including                       67.90       121.90         54.00          239.1          0.04            3.04
================================================================================================================
NV04-43               230.6        44.20       127.25         83.05          153.2          0.01            5.48
   including                       44.20        89.00         44.80          216.9          0.01            6.81
================================================================================================================
NV04-44               232.9        13.35       103.90         90.55          177.8          0.01            5.33
   including                       13.35        28.90         15.55          445.3          0.02            8.77
================================================================================================================
NV04-45               167.0        43.00        69.85         26.85          355.4          0.00            5.34
   including                       43.00        51.05          8.05          958.4          0.01           15.31
================================================================================================================
NV04-46               239.0        30.40       167.00        136.60           30.9          0.00            1.06
   including                       30.40        65.00         34.60           61.8          0.00            1.51
================================================================================================================
NV04-47               236.0        12.90       131.00        118.10           36.6          0.00            2.06
   including                       84.50       116.00         31.50           59.5          0.00            4.31
================================================================================================================
NV04-48                67.5        16.50        32.85         16.35           30.6          0.00            0.53
   including                       26.70        31.80          5.10           49.7          0.01            0.54
================================================================================================================
NV04-49                82.8        63.45        82.80         19.35           31.6          0.00            0.38
================================================================================================================
NV04-50               113.0        20.80       101.00         80.20          254.7          0.14            0.93
   including                       20.80        65.00         44.20          391.0          0.23            0.44
================================================================================================================
NV04-51               100.5        64.50        81.85         17.35          185.9          0.05            2.37
================================================================================================================
NV04-52               100.5        16.50        62.55         46.05          270.6          0.10            0.62
================================================================================================================
NV04-53                97.5        15.70        30.80         15.10           52.0          0.04            0.72
================================================================================================================

Notes:   1. All length weighted averages (LWA) are "uncut".
         2. A complete list of all results and collar locations to date is available on IMA's website (www.imaexploration.com).


ON BEHALF OF THE BOARD

/s/ Joseph Grosso
----------------------------------
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2004 NUMBER 15


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